UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             FOR APRIL 9, 2003
                             -------------------

                             SHEP TECHNOLOGIES INC.
                         (FORMERLY INSIDE HOLDINGS INC.)
                  ------------------------------------------
                (Translation of registrant's name into English)

            Suite 880, 609 Granville Street, Vancouver, B.C., Canada
           ---------------------------------------------------------
                  (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  X       Form 40-F
                                 -----               -----
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                              Yes       No   X
                                  ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE YUKON BUSINESS CORPORATIONS ACT AND THE BRITISH COLUMBIA SECURITIES ACT AND RULES TO FILE WITH THE BRITISH COLUMBIA SECURITIES COMMISSION AND THE YUKON TERRITORIES, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

THE COMPANY ANNOUNCES CLOSING OF US$500,000 PRIVATE PLACEMENT

Copy of the News Release and BC FORM 53-901F as filed with the Yukon Territories and BC Securities Commission is attached hereto and filed as Exhibit 1.1 and
Exhibit 1.2 to this filing on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

SHEP TECHNOLOIGES INC.

By:   "Malcolm P. Burke"
 -----------------------
Name: Malcolm P. Burke
Title: President and CEO
Date:   April 9, 2003

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Exhibit 1.1
News Release
April 9, 2003

                         SHEP TECHNOLOGIES INC. ANNOUNCES
                     CLOSING OF US$500,000 PRIVATE PLACEMENT

April 9, 2003 - SHEP TECHNOLOGIES INC. (OTCBB: STLOF, BER: IH3) ("STI" or the "Company"), a Canadian incorporated Company with operations headquartered in the UK and subsidiaries in the US and the UK, is pleased to announce the recent closing of a US$500,000 private placement with a European-based investment bank.

The placement is for 588,235 units ("Unit") at a price of US$0.85 per Unit pursuant to Regulation S of the United States Securities Act of 1933. Each
Unit is comprised of one common share, no par value and one-half of one share purchase warrant ("Warrant"). Each Warrant will entitle the subscriber to purchase one common share of the Company for a period expiring 12 months from closing, at an exercise price of US$1.25 per share. Such securities are subject to various resale or transfer restrictions, including the provision that the subscriber will not be able to resell, assign or otherwise dispose of the securities other than in accordance with all applicable securities legislation and the requirements of any exchange or over-the-counter market upon which any securities of the Company are then listed. These funds will be utilized for general working capital purposes.

About SHEP Technologies Inc.

SHEP Technologies Inc. acquired SHEP Limited, a corporation based in the Isle of Man with operations in Taunton, England and in the United States. SHEP Limited has designed and developed proprietary energy technology for application in the global automotive sector.

The SHEP System, using electronics and proprietary hydraulic pump motors, captures otherwise lost kinetic energy generated during vehicle braking, and utilizes this recovered energy for vehicle acceleration during the inefficient low-speed acceleration phase. Under a controlled test environment at one of the world's largest automotive manufactures, significant fuel savings, together with reduced engine and brake wear and tear, were realized.

The SHEP System is intended to be equally applicable to delivery, service and passenger vehicles of all sizes and variety. Optimal use of SHEP technology is anticipated in high density urban traffic environment where acceleration and braking cycles are frequent - accordingly buses, trucks, taxis and subway systems could be ideal applications.

The Company anticipates licensing its "Stored Hydraulic Energy Propulsion" System to automotive manufacturers and their Tier 1 suppliers. Hydraulic propulsion is being embraced by OEMs in the automotive industry. In particular, SHEP components are incorporated as an integral part of one of North America's major auto producer's hydraulic power assist-equipped development vehicles.

ON BEHALF OF THE BOARD OF DIRECTORS
/s/ Malcolm P. Burke
Malcolm P. Burke, President and Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results. Unless otherwise noted, all financial amounts refer to US dollars.

For further information, please contact:
Malcolm P. Burke
Tel: 604-689-1515
website: www.shepinc.com

or

Investor Relations
Steve Clare
Brian Cole
Tel:  604.893.7094
Toll free:  1.866.893.7039

Exhibit 1.2
BC FORM 53-901F
April 9, 2003

                       BC FORM 53-901F (Previously Form 27)
                                 Securities Act
              Material Change Report Under Section 85(1) of the Act

ITEM 1    REPORTING ISSUER

SHEP Technologies Inc.
(Formerly Inside Holdings Inc.)
Suite 880, 609 Granville Street
Vancouver, BC V7Y 1G5

ITEM 2    DATE OF MATERIAL CHANGE

April 8, 2003

ITEM 3    PRESS RELEASE

April 9, 2003 at Vancouver, BC

ITEM 4    SUMMARY OF MATERIAL CHANGE

SHEP Technologies Inc. has closed a US$500,000 private placement with a European-based investment bank.

ITEM 5    FULL DESCRIPTION OF MATERIAL CHANGE

SHEP Technologies Inc. has closed a US$500,000 private placement with a European-based investment bank. The placement is for 588,235 units ("Unit") at a price of US$0.85 per Unit pursuant to Regulation S of the United States Securities Act of 1933. Each Unit is comprised of one common share, no par value and one-half of one share purchase warrant ("Warrant"). Each Warrant will entitle the subscriber to purchase one common share of the Company for a period expiring 12 months from closing, at an exercise price of US$1.25 per share. Such securities are subject to various resale or transfer restrictions, including the provision that the subscriber will not be able to resell, assign or otherwise dispose of the securities other than in accordance with all applicable securities legislation and the requirements of any exchange or over-the-counter market upon which any securities of the Company are then listed. These funds will be utilized for general working capital purposes.


ITEM 6    RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7    OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8    DIRECTOR/SENIOR OFFICER

Contact:     Malcolm P. Burke
Telephone:   604.689.1515

ITEM 9    STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 9th day of April 2003.

"Malcolm P. Burke"
---------------------------
Malcolm P. Burke
Director

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